October 8, 2021

Attorney Edwin Kim

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

Re:	Internet Sciences Inc.
Registration Statement on Form S-1
Filed August 31, 2021
Filed No. 333-259214

Dear Mr. Kim:

In response to your letter dated September 23, 2021 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Internet Sciences, Inc. (the "Company"). Amendment No. 1 to the Registration Statement on Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Registration Statement on Form S-1 filing in response to the Staff's comments. For your convenience, we have reproduced below the comments contained in the Staff's September 23, 2021 letter in italicized text immediately before our response.

Registration Statement on Form S-1 Risk Factors, page 9

1.	Please add a risk factor that addresses you have a history of not satisfying your public reporting requirements under the federal securities laws. In this regard, we note that you did not timely file the Form 10-K for the fiscal year ended December 31, 2020 and the quarterly report for March 31, 2021. Further, we note that you did not file your Form 10- K for the fiscal year ended December 31, 2019 and the quarterly reports for March 31, 2020, June 30, 2020, and September 30, 2020.

Response: We have updated the Risk Factors accordingly.

2.	Please clarify your intentions as to whether you plan for both your Class A and Class B common stock shares to be quoted on an established trading market or listed on an exchange, or just the Class A common stock. Please also add a risk factor that addresses how the market price of the Class A and Class B common stock shares may diverge given the differing trading volume, voting power, and markets that these shares may trade upon.

Response: We have updated the Registration Statement to reflect that we plan for both our Class A and Class B common stock shares to be listed on an exchange. We also added a risk factor addressing that the market price of our classes of common stock may diverge given the differing trading volume, voting power, and markets that these shares may trade upon.

3.	Please include a risk factor addressing the risks related to the identified material weaknesses in internal control over financial reporting, which resulted in management's conclusion that internal control over financial reporting were not effective at December 31, 2020 and disclosure controls and procedures were not effective at December 31, 2020 and June 30, 2021. Include a discussion of your remediation plan including the expected timing of such activities and any material costs you expect to incur.

Response: We have updated the Risk Factors accordingly.

Dilution, page 14

4.	Please revise to clarify if this is a best efforts offering. If so, revise to provide dilution information assuming various levels of securities are sold, similar to your use of proceeds disclosures.

Response: We have revised our disclosures to clarify that Offering will be conducted on a best-efforts basis and updated the dilution table to include information assuming various levels of securities are sold.

Underwriting, page 16

5.	Similarly, your disclosure in this section indicates that your offering may be made on an underwritten, firm commitment basis. Please clarify that your offering will be conducted on a best efforts basis. To the extent that you engage a placement agent or an underwriter to sell your shares, please revise to describe your placement agency or underwriting arrangement and file the placement appropriate agreement as an exhibit.

Further, please clarify why you reference a subsequent $50 million IPO on page 21.

Response: We have revised our disclosures to reflect that the Offering will be conducted on a best-efforts basis, and removed the erroneous reference to a subsequent $50 million IPO.

Incorporation by Reference, page 26

6.	It appears that you do not meet the eligibility requirements to be able to incorporate by reference. Please note that in order to be able to incorporate by reference, registrants must have filed all reports and other materials required to be filed by Sections 13(a), 14, or 15(d) of the Exchange Act during the preceding 12 months. See Section VII.B of Form S-1. Please revise.

Response: We have revised the Registration Statement to reflect our inability to incorporate by reference and have attached the required Financial Statements that were previously incorporated by reference.

General

7.	Please briefly describe your current operations and business activities beyond those relating to organizing and capital raising or financing activities. You describe your business as “an information and communications technology company that seeks to become a multi-industry technology-based enterprise primarily through merger and acquisition of business segments in new media technologies, digital telecommunication, data storage, IoT enabling technologies and cutting edge ICT technologies for Data Analytics.” Given your lack of revenues, no or nominal assets and business model involving acquiring new businesses after raising new capital, please advise us whether you are a blank check company, as defined by Rule 419, or a shell company, as defined by Rule 405. Please note that if you are a shell company or blank check company, you are ineligible to incorporate your financial statements by reference and your stockholders have additional restrictions as to exempted resales under Rule 144. If you believe that you are not a blank check company or shell company, please revise your business disclosures to sufficiently describe your current business activities and operations and also proposed business activities that are unrelated to raising funds to purchase new businesses with such funds.

Response: The Company has had operations consistent with that of an early-stage emerging-growth company that is still in the process of establishing its business. We developed and broadcasted six TV software assets through Luxury Trine TV and are preparing to re-launch these software assets with additional broadcasting activities via Trine Digital Broadcasting. We have made updates to our business plan to reflect these operations more clearly. While we may acquire other companies in our industry as part of our growth strategy, our primary focus remains the continued development and expansion of our existing media, technology, and software product offerings. As such, we do not believe we are a shell company or a blank check company.

Conclusion

The Company is aware of and agrees that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

Please let me know if you need anything further.

Sincerely,
INTERNET SCIENCES, INC.

/s/ Lynda Chervil
Lynda Chervil
President/CEO